

June 30, 2010

By U.S. Mail and Facsimile to: (585) 248-7799

Joseph P. Guage
Chief Financial Officer
Student Loan Corporation
750 Washington Blvd.
Stamford, Connecticut 06901

> **Re:** **Student Loan Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **File No. 001-11616**

Dear Mr. Guage:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Executive Compensation

1.	It does not appear that you have included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Notes to Consolidated Financial Statements

Note 1 – Basis of Presentation and Significant Accounting Policies, page 6

Allowance for Loan Losses, page 7

2.   Please revise your disclosure in future filings to more comprehensively describe
        your methodology for determining your allowance for loan losses. Your
        disclosure should include a discussion of the following:

*   The risk characteristics used to segregate your loan portfolio into homogeneous
    loan pools (e.g., program type, loan status, underwriting criteria, existence of
    cosigner or insurer, etc.);
*   The specific techniques used to estimate incurred losses (e.g., migration analysis);
*   The time horizon used to develop historical loss rates for each loan pool as well as
    the associated loss confirmation period; and
*   How you evaluate counterparty credit risk associated with third-party insurers and
    how this is captured in your estimate of the allowance for loan losses.

Management's Discussion and Analysis of Financial Condition and Result of Operations

Allowance for Loan Losses, page 31

3.   We note the continued build-up of the allowance for loan losses as it relates to the
        private education loan forbearance policy changes which are expected to
        materially increase credit losses in the fourth quarter of fiscal 2010. In order for
        the reader to clearly understand these changes, your disclosures should be revised
        to address in future filings, the following:

*   Provide a specific and thorough discussion of the reasons for and nature of the
    changes;
*   Address how these changes are expected to impact your credit losses as well as
    overall operating performance;
*   Address how these policy changes will impact your determination of the
    estimated losses inherent in your portfolio given that losses are currently
    calculated using historical delinquency and credit loss experience;
*   Address how the private education loan information currently presented and
    included in the table on page 34 will be impacted as a result of the policy changes;
    and
*   Address how the policy changes will impact the responsibilities or obligations of
    the parties under both the risk-sharing agreements and various insurance

arrangements.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas at (202) 551-3452 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney Advisor